16006449

S.

Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	May 31, 2017
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50094

Securities and Exchange
OCT 03 2016
RECEIVED

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/15 AND ENDING 06/30/16
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Financial Security Management, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Financial Security Management, Inc.
(No. and Street)

Virginia Beach	VA	23452
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeannine Youngs 757-431-1414
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PB Mares, LLP
(Name – *if individual, state last, first, middle name*)

150 Boush St., Ste.400	Norfolk	VA	23510
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Reginald C. Corinaldi, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Financial Security Management, Inc., as of June 30th, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

ANGELICA LYNNE SOFIA-RITA OLIVIER
NOTARY PUBLIC
COMMONWEALTH OF VIRGINIA
COMMISSION NUMBER 7164167

My commission expires 01/31/2020

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Security Management, Inc.

(a wholly owned subsidiary)

Financial Report

June 30, 2016 and 2015

TABLE OF CONTENTS

	Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1
FINANCIAL STATEMENTS	
Statements of Financial Condition	2
Statements of Operations	3
Statements of Changes in Stockholders' Equity	4
Statements of Cash Flows	5
Notes to Financial Statements	6-11
SUPPLEMENTARY INFORMATION	
Schedules I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	12
Schedules II - Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission	13
Schedules III - Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission	14
Schedules IV - Schedule of Segregation Requirements and Funds in Segregation for Customers' Regulated Commodity Futures and Options Accounts	15
Schedule V - Management Exemption Report	16
Schedule VI - Report of Independent Registered Public Accounting Firm on Exemption Report	17

PBMares℠

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Financial Security Management, Inc.
Virginia Beach, Virginia

We have audited the accompanying statements of financial condition of Financial Security Management, Inc. (a wholly owned subsidiary) (the Company) as of June 30, 2016 and 2015, and the related statements of operations, changes in stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Financial Security Management, Inc. as of June 30, 2016 and 2015, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

The supplementary information contained in Schedules I, II, III, IV, V, and VI (the Supplementary Information) has been subjected to audit procedures performed in conjunction with the audit of Financial Security Management, Inc.'s financial statements. The Supplementary Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplementary Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplementary Information. In forming our opinion on the Supplementary Information, we evaluated whether the Supplementary Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in Schedules I, II, III, IV, V, and VI is fairly stated, in all material respects, in relation to the financial statements as a whole.

PBMares, LLP

Norfolk, Virginia
August 18, 2016

FINANCIAL STATEMENTS

FINANCIAL SECURITY MANAGEMENT, INC.

Statements of Financial Condition

June 30, 2016 and 2015

		2016		2015
ASSETS				
Cash and cash equivalents	$	**57,804**	$	61,494
Investments, at fair value		**262,586**		253,133
Commissions receivable		**57,441**		87,728
Loan receivable - related party		**33,164**		29,398
Prepaid expenses		**24,254**		26,350
Property and equipment, net		**19,913**		16,791
Total assets	$	**455,162**	$	474,894

LIABILITIES AND STOCKHOLDERS' EQUITY

		2016		2015
LIABILITIES				
Commissions payable	$	**40,288**	$	61,827
Net deferred income taxes		**11,817**		14,421
Total liabilities		**52,105**		76,248
STOCKHOLDERS' EQUITY				
Common stock - $10 par value, 5,000 shares authorized, 1,500 shares issued and outstanding		**15,000**		15,000
Additional paid-in capital		**143,000**		129,333
Retained earnings		**245,057**		254,313
Total stockholders' equity		**403,057**		398,646
Total liabilities and stockholders' equity	$	**455,162**	$	474,894

See accompanying notes.

FINANCIAL SECURITY MANAGEMENT, INC.
Statements of Operations
Years Ended June 30, 2016 and 2015

	2016	2015
COMMISSION INCOME	**$ 2,063,208**	$ 2,156,842
EXPENSES		
Commissions and bonuses	**1,533,447**	1,603,984
Management fees	**461,268**	457,380
Professional fees	**32,905**	27,050
Taxes and licenses	**36,689**	36,728
Office expenses	**11,658**	10,294
Depreciation	**9,328**	8,722
Total expenses	**2,085,295**	2,144,158
Operating income (loss)	**(22,087)**	12,684
OTHER INCOME (EXPENSE)		
Interest and dividend income	**10,172**	10,239
Losses on investments	**(719)**	(5,681)
Total other income	**9,453**	4,558
Income (loss) before income taxes	**(12,634)**	17,242
INCOME TAX BENEFIT (PROVISION)	**3,378**	(2,462)
NET INCOME (LOSS)	**$ (9,256)**	$ 14,780

See accompanying notes.

FINANCIAL SECURITY MANAGEMENT, INC.

Statements of Changes in Stockholders' Equity

Years Ended June 30, 2016 and 2015

	Shares	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
June 30, 2014	1500	$ 15,000	$ 105,000	$ 239,533	$ 359,533
Additional paid-in capital	-	-	24,333	-	24,333
Net income	-	-	-	14,780	14,780
June 30, 2015	1,500	15,000	129,333	254,313	398,646
Additional paid-in capital	-	-	13,667	-	13,667
Net loss	-	-	-	(9,256)	(9,256)
June 30, 2016	1,500	$ 15,000	$ 143,000	$ 245,057	$ 403,057

See accompanying notes.

FINANCIAL SECURITY MANAGEMENT, INC.
Statements of Changes in Stockholders' Equity
Years Ended June 30, 2016 and 2015

	Shares	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
June 30, 2014	1500	$ 15,000	$ 105,000	$ 239,533	$ 359,533
Additional paid-in capital	-	-	24,333	-	24,333
Net income	-	-	-	14,780	14,780
June 30, 2015	1,500	15,000	129,333	254,313	398,646
Additional paid-in capital	-	-	13,667	-	13,667
Net loss	-	-	-	(9,256)	(9,256)
June 30, 2016	1,500	$ 15,000	$ 143,000	$ 245,057	$ 403,057

See accompanying notes.

FINANCIAL SECURITY MANAGEMENT, INC.

Statements of Cash Flows

Years Ended June 30, 2016 and 2015

	2016	2015
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ (9,256)	$ 14,780
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Depreciation	9,328	8,722
Net losses on investments	719	5,681
Dividends reinvested to purchase investments	(10,172)	(10,239)
Changes in assets and liabilities:		
Income taxes	(2,604)	(1,928)
Commissions receivable	30,287	26,939
Prepaid expenses	2,096	3,030
Commissions payable	(21,539)	(16,507)
Loan receivable - related party	(3,766)	(548)
Net cash provided by (used in) operating activities	(4,907)	29,930
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchases of property and equipment	(12,450)	-
Net cash used in investing activities	(12,450)	-
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from additional paid-in capital	13,667	24,333
Net cash provided by financing activities	13,667	24,333
Net increase (decrease) in cash and cash equivalents	(3,690)	54,263
CASH AND CASH EQUIVALENTS		
Beginning	61,494	7,231
Ending	$ 57,804	$ 61,494
SUPPLEMENTAL CASH FLOW DISCLOSURES		
Cash paid during the year for:		
Income taxes	$ 1,070	$ -
SUPPLEMENTAL DISCLOSURE NON-CASH INVESTING ACTIVITIES		
Proceeds from sale of investments used to purchase investments	$ -	$ 190,517

See accompanying notes.

NOTE 1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (Concluded)

Investments

The Company's investments consist of trading securities that are primarily money market mutual funds. Securities that are held for short-term resale are classified by management as "trading securities". Accordingly, realized and unrealized gains and losses are reported within the statement of operations as other income or expense.

Income Taxes

The Company uses the liability method of accounting for income taxes. Accordingly, deferred tax assets and liabilities are determined based on the difference between the basis of assets and liabilities for financial statement and income tax purposes, using enacted tax rates in effect for the year in which the differences are expected to reverse. Differences relate to the use of accrual basis accounting for financial statement purposes and cash basis accounting for income tax purposes, and future capital and net operating loss deductions for income tax purposes. The deferred tax assets and liabilities represent the future tax consequences of those differences which will either be taxable or deductible when the assets and liabilities are recovered or settled. The provision for income taxes is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities. Capital loss carryforwards of $1,140 expire in 2016 through 2018. A net operating loss carryforward of $0 and $11,527 was used in 2016 and 2015, respectively.

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, *Income Taxes*, prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Company's management has evaluated the impact of the guidance to its financial statements. Management is not aware of any material uncertain tax positions, and has not accrued the effect of any uncertain tax provisions as of June 30, 2016 and 2015. The Company's income tax returns are subject to examination by taxing authorities, generally for a period of three years from the date they were filed.

The Company's policy is to classify income tax related interest and penalties, if any, in interest expense and other expenses, respectively.

NOTE 2. INCOME TAXES

The provision for income taxes is as follows:

	2016	2015
Current:		
Federal	$ (741)	$ 3,190
State	(33)	1,200
Deferred:		
Federal	(1,489)	(1,516)
State	(1,115)	(412)
Income tax (benefit) provision	$ (3,378)	$ 2,462

The Company's total deferred tax assets and liabilities are as follows:

	2016	2015
Total deferred tax assets	$ 4,541	$ 4,116
Less valuation allowance	-	-
	4,541	4,116
Total deferred tax liabilities	(16,358)	(18,537)
Net deferred tax liability	$ (11,817)	$ (14,421)

These amounts have been presented in the Company's financial statements as follows:

	2016	2015
Deferred income taxes, current	$ (7,699)	$ (8,512)
Deferred income taxes, noncurrent	(4,118)	(5,909)
Net deferred tax liability	$ (11,817)	$ (14,421)

The Company's portion of deferred tax liabilities is attributable to accumulated tax depreciation exceeding accumulated book depreciation. The deferred tax asset is attributable to net operating and capital loss carry forwards and timing differences related to book and tax depreciation expenses. Based on management's analysis of available evidence, it has determined that it is "more likely than not" that the Company's deferred income tax assets as of June 30, 2016 and 2015 will be fully realized and, therefore, no valuation allowance was recorded.

NOTE 3. PROPERTY AND EQUIPMENT

Property and equipment as of June 30 consists of the following:

	2016	2015
Computer and office equipment	$ 57,830	$ 46,715
Computer software	36,725	36,725
Less: accumulated depreciation	(74,642)	(66,649)
Net property and equipment	$ 19,913	$ 16,791

NOTE 4. RELATED PARTY TRANSACTIONS

FSG provides office space, supplies and administrative support to the Company. The Company incurred fees related to these services totaled $461,268 and $457,380 for the years ended June 30, 2016 and 2015, respectively. As of June 30, 2016 and 2015, FSG owed the Company $33,164 and $29,398, respectively, which constituted an intercompany loan.

NOTE 5. LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The Company has no subordination agreements.

NOTE 6. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At June 30, 2016, the Company had net capital of $287,130, which was $282,130 in excess of its required net capital of $5,000. The Company's net capital ratio was .14 to 1 at June 30, 2016. At June 30, 2015, the Company had net capital of $289,036 which was $284,036 in excess of its required net capital of $5,000. The Company's net capital ratio was .21 to 1 at June 30, 2015.

NOTE 7. CONCENTRATIONS

Financial Security Management, Inc. maintains its bank accounts in a financial institution located in Virginia Beach, Virginia. At times during the year, the balances in the accounts may exceed the limits insured by the Federal Deposit Insurance Corporation. The Company also maintains an investment account which is insured by the Securities Investor Protection Corporation. The account balance did not exceed the SIPC limit during the year ended June 30, 2016.

NOTE 8. FAIR VALUE OF ASSETS AND LIABILITIES

FASB ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. FASB ASC 820 also establishes a fair value hierarchy which requires the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value as follows:

Level 1 Quoted prices in active markets for identical assets or liabilities.

Level 2 Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities, quoted prices in active markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Following is a description of the valuation methodologies used for instruments measured at fair value on a recurring basis and recognized in the accompanying balance sheet as well as the general classification of such instruments pursuant to the valuation hierarchy.

Investments

Where quoted market prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy. Level 1 securities would include highly liquid money market, bond and equity mutual funds. If quoted market prices are not available, then fair values are estimated by using pricing models, quoted prices of mutual funds with similar characteristics.

	Assets at Fair Value as of June 30, 2016			
	Level 1	Level 2	Level 3	Total
Assets				
Money market funds	$ 42,251	$ -	$ -	$ 42,251
Bond funds	36,478	-	-	$ 36,478
Equity funds	183,857	-	-	183,857
Total	$ 262,586	$ -	$ -	$ 262,586

(Continued)

NOTE 8. FAIR VALUE OF ASSETS AND LIABILITIES (Concluded)

	Assets at Fair Value as of June 30, 2015			
	Level 1	Level 2	Level 3	Total
Assets				
Money market funds	$ 42,247	$ -	$ -	$ 42,247
Bond funds	34,236	-	-	34,236
Equity funds	176,650	-	-	176,650
Total	$ 253,133	$ -	$ -	$ 253,133

NOTE 9. SUBSEQUENT EVENTS

The Company has evaluated all events and transactions for potential recognition or disclosure through August 18, 2016, the date that the financial statements were available to be issued. The Company determined that there are no subsequent events that require adjustment to, or disclosure in the financial statements.

FINANCIAL SECURITY MANAGEMENT, INC.

Schedule I
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
June 30, 2016 and 2015

	2016	2015
NET CAPITAL		
Stockholders' equity	$ 403,057	$ 398,646
Net deferred income taxes	11,817	14,421
Total capital and allowable subordinated liabilities	414,874	413,067
Net Capital addbacks and adjustments:		
Loan receivable - related party	33,164	29,398
Trails receivable	16,518	19,014
Prepaid expenses and other assets	44,167	43,141
Haircuts on security positions	33,895	32,478
	127,744	124,031
Net capital	$ 287,130	$ 289,036
AGGREGATE INDEBTEDNESS		
Items included in statement of financial condition:		
Commissions payable	$ 40,288	$ 61,827
Total aggregate indebtedness	$ 40,288	$ 61,827
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required	$ 5,000	$ 5,000
Excess net capital	$ 282,130	$ 284,036
Ratio: Aggregate indebtedness to net capital	.14 to 1	.21 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION		
Net capital, as reported in Company's Part II (unaudited) FOCUS report as of June 30, 2016 and 2015	$ 287,460	$ 320,155
Commission expense adjustment	(2,566)	(835)
Non-allowable assets adjustments	1,462	(28,356)
Audit adjustments to the following accounts:		
Prepaid income taxes, income tax expense and deferred tax liabilities	774	(1,928)
Net capital per above	$ 287,130	$ 289,036

SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 17a-5 OF THE
SECURITIES AND EXCHANGE ACT OF 1934

FINANCIAL SECURITY MANAGEMENT, INC.

Schedule II

Computation for Determination of Reserve Requirements

Under Rule 15c3-3 of the Securities and Exchange Commission

June 30, 2016 and 2015

Financial Security Management, Inc. is a limited broker dealer, exclusively dealing in the purchase, sale, and redemption of mutual funds, variable annuities, and variable insurance products and is exempt from SEC Rule 15c3-3. All funds received in connection with the activity of the firm are promptly transmitted, and are not held in the custody of the firm.

All of the transactions of the Company are in accordance with the provisions of exemption K(1) under SEC Rule 15c3-3. The Company was in compliance with this exemption.

FINANCIAL SECURITY MANAGEMENT, INC.

Schedule III

Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
June 30, 2016 and 2015

Financial Security Management, Inc. is a limited broker dealer, exclusively dealing in the purchase, sale, and redemption of mutual funds, variable annuities, and variable insurance products and is exempt from SEC Rule 15c3-3. All funds received in connection with the activity of the firm are promptly transmitted, and are not held in the custody of the firm.

All of the transactions of the Company are in accordance with the provisions of exemption K(1) under SEC Rule 15c3-3. The Company was in compliance with this exemption.

FINANCIAL SECURITY MANAGEMENT, INC.

Schedule IV
Schedule of Segregation Requirements and Funds in Segregation for Customers' Regulated Commodity Futures and Options Accounts
June 30, 2016 and 2015

Financial Security Management, Inc. is a limited broker dealer, exclusively dealing in the purchase, sale, and redemption of mutual funds, variable annuities, and variable insurance products and is exempt from SEC Rule 15c3-3. All funds received in connection with the activity of the firm are promptly transmitted, and are not held in the custody of the firm.

All of the transactions of the Company are in accordance with the provisions of exemption K(1) under SEC Rule 15c3-3. The Company was in compliance with this exemption.